FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March 2010

Commission File Number: 000-30850

Valcent Products Inc.

27G Pennygillam Way
Pennygillam Industrial Estate
Launceston, Cornwall UK
PL15 7ED

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

1

NEWS RELEASE: On March 23, 2010, Valcent Products Inc. announced that the first prototype of the new AlphaCrop™ vertical growing system has been delivered and is operational at the Company’s facilities in Cornwall, England.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

99.1	News Release Dated March 23, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Valcent Products Inc.

Date: March 23, 2010	By:	/s/ Gerry Jardine
Name: Gerry Jardine
Title: Director